Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy, ITC Withdraw Application at PUCT; Opportunity to Re-file

The proposed merger of Entergy’s transmission business into ITC ended its first state commission hearing on Friday in Texas without a ruling but with an opportunity to re-file a more comprehensive application that would include the full scope of the rate mitigation plan.

After extensive discussion in the August 9 open meeting of the Public Utility Commission of Texas, commissioners accepted the Entergy and ITC joint proposal to withdraw the application with the opportunity to re-file it. This would allow for inclusion in the record updated information on all of the commitments the companies have already indicated they are prepared to make, anchored by a rate mitigation plan for customers.

The commitments, including the more favorable customer protections offered by the companies, were precluded from the record in the Texas docket because the material was developed too late to be considered.

However, in Friday’s open meeting, commissioners clearly preferred to consider all of the facts of the case. Commissioners and leaders from both companies also discussed extensively a number of newly suggested conditions for approval.

“We appreciate the commission’s decision allowing us the opportunity to re-file our application so that our commitments can be formally considered,” said Sallie Rainer, president and chief executive officer of Entergy Texas, Inc. “We continue to believe that the transaction is good for our customers and the region and are currently assessing the right path forward.”

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ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication or in the prospectus included in the registration statement on Form S-4/S-1 (file no. 333-190094) that was filed by Mid South TransCo LLC (“TransCo”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, TransCo and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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